THE BEAR STEARNS COMPANIES INC.
                                  IncomeNotes(SM)
            With Maturities of Nine Months or More from Date of Issue

Registration No. 333-109793
Filed Pursuant to Rule 424(b)(3)
Pricing Supplement No. 3
(To Prospectus dated November 17, 2003,
and Prospectus Supplement dated November 17, 2003)
Trade Date: December 15, 2003
Issue Date: December 18, 2003
The date of this Pricing Supplement is December 15, 2003

Fixed Rate Notes

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Interest
                                   Maturity         Price to        Discounts &                                     Payment
   CUSIP#      Interest Rate         Date            Public         Commissions     Reallowance      Dealer        Frequency
---------------------------------------------------------------------------------------------------------------------------------
  07387ECP0        3.70%          12/15/2008         100.00%           1.00%           0.150%        99.25%           Semi
---------------------------------------------------------------------------------------------------------------------------------
  07387ECQ8        5.15%          12/15/2015         100.00%           1.75%           0.300%        98.80%           Semi
---------------------------------------------------------------------------------------------------------------------------------

                              Subject to Redemption

----------------------------------------------------------------------------------------------------------------------------
                    First Interest                                                             Aggregate
 First Interest        Payment          Survivor's                                             Principal
  Payment Date          Amount           Option      Yes/No     Date and Terms of Redemption     Amount        Net Proceeds
----------------------------------------------------------------------------------------------------------------------------
    6/15/2004           $18.19             Yes         No                   N/A                $1,300,000       $1,287,000
----------------------------------------------------------------------------------------------------------------------------
    6/15/2004           $25.32             Yes         No                   N/A                $  594,000       $  583,605
----------------------------------------------------------------------------------------------------------------------------

Floating Rate Notes*

-----------------------------------------------------------------------------------------------------------------------------
                                          Initial Interest                   Price to   Discounts &
   CUSIP#        Interest Rate Basis            Rate         Maturity Date    Public    Commissions     Reallowance    Dealer
-----------------------------------------------------------------------------------------------------------------------------
07387ECR6       Consumer Price Index-           4.19%         12/10/2013      100.00%     1.50%           0.200%       98.90%
                Linked, subject to the
                minimum interest rate
-----------------------------------------------------------------------------------------------------------------------------

                                                         Subject to Redemption

---------------------------------------------------------------------------------------------------------------------------------
      Interest         First Interest    First Interest   Survivor's               Date and Terms       Aggregate          Net
  Payment Frequency     Payment Date     Payment Amount     Option      Yes/No     of Redemption     Principal Amount   Proceeds
---------------------------------------------------------------------------------------------------------------------------------
       Monthly           1/10/2004            $3.14          Yes          No            N/A            $5,892,000      $5,803,620
---------------------------------------------------------------------------------------------------------------------------------

Minimum Interest Rate:                       0.00% per year for each interest
                                             payment period

Index Maturity:                              1 month, year on year

Spread:                                      2.15%

Interest Reset Dates:                        The 10th of each month during the
                                             term of the Notes, beginning on
                                             January 10, 2004

Interest Reset Period:                       Monthly

Interest Payment Dates:                      The 10th of each month during the
                                             term of the Notes, beginning on
                                             January 10, 2004

Interest Payment Period:                     Monthly

Interest Determination Dates:                The 5th Business Day prior to the
                                             applicable interest payment date

Day Count Basis:                             360-day year of twelve 30-day
                                             months

                         *ADDITIONAL TERMS OF THE NOTES

Calculation of the Interest Rate

      The interest rate for the Consumer Price Index-Linked Notes (the "Notes") being offered by this Pricing Supplement, for each interest payment period during the term of the Notes following the initial interest payment period, will be the rate determined as of the applicable interest determination date pursuant to the following formula:

                      [(CPIt - CPIt-12) / CPIt-12] + 2.15%

            CPIt = Current Index Level of CPI (as defined below), as published on Bloomberg CPURNSA; and

            CPIt-12 = Index Level of CPI 12 months prior to CPIt.

In no case, however, will the interest rate for the Notes be less than the minimum interest rate. The initial interest rate for the Notes will be 4.19%.

      CPIt for each interest reset date is the CPI for the third calendar month prior to such interest reset date as published and reported in the second calendar month prior to such interest reset date. For example, for the interest period from and including January 10, 2004 to but excluding February 10, 2004, CPIt will be the CPI for October 2003, which was 185.0, and CPIt-12 will be the CPI for October 2002, which was 181.3. The CPI for October 2003 was published by BLS (as defined below) and reported on Bloomberg CPURNSA in November 2003, and the CPI for October 2002 was published and reported in November 2002.

Consumer Price Index

      The amount of interest payable on the Notes on each interest payment date will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers ("CPI"), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor ("BLS") and reported on Bloomberg CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the Notes is the 1982-1984 average.

      If the CPI is not reported on Bloomberg CPURNSA for a particular month by 3:00 PM on a interest reset date, but has otherwise been published by the BLS, the Calculation Agent will determine the CPI as published by the BLS for such month using such other source as it deems appropriate.

      In calculating CPIt and CPIt-12 the Calculation Agent will use the most recently available value of the CPI for any month, determined as described above on the applicable interest reset date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the Calculation Agent on any interest reset date to determine the interest rate on the Notes (an "Initial CPI") is subsequently revised by the BLS, the Calculation Agent will continue to use the Initial CPI, and the interest rate determined will not be revised. If the CPI is rebased to a different year or period, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

      If, while the Notes are outstanding, the CPI is discontinued or substantially altered, as determined in the sole discretion of the Calculation Agent, the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the Department of Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997). If no such securities are outstanding, the Calculation Agent will determine a substitute index for the Notes in accordance with general market practice at the time.

      The Calculation Agent for the Notes will be Bear, Stearns & Co. Inc. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on holders of the Notes and the Company. Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between holders of the Notes and the Calculation Agent, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to holders. Bear Stearns is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Historical Data on the Consumer Price Index

           The table below sets forth the CPI as published by the BLS for the months listed. Historical fluctuations in the CPI are not necessarily indicative of future fluctuations, which may be greater or less than those that have occurred historically.

                        Level of the Consumer Price Index
                (as published by the Bureau of Labor Statistics)

          January    February    March     April      May     June     July     August    September   October   November   December
          -------    --------    -----     -----      ---     ----     ----     ------    ---------   -------   --------   --------
2003       181.7      183.1      184.2     183.8     183.5    183.7    183.9     184.6      185.2      185.0
2002       177.1      177.8      178.8     179.8     179.8    179.9    180.1     180.7      181.0      181.3      181.3      180.9
2001       175.1      175.8      176.2     176.9     177.7    178.0    177.5     177.5      178.3      177.7      177.4      176.7
2000       168.8      169.8      171.2     171.3     171.5    172.4    172.8     172.8      173.7      174.0      174.1      174.0
1999       164.3      164.5      165.0     166.2     166.2    166.2    166.7     167.1      167.9      168.2      168.3      168.3
1998       161.6      161.9      162.2     162.5     162.8    163.0    163.2     163.4      163.6      164.0      164.0      163.9

                                  Risk Factors

      The Notes are subject to special considerations. The accompanying Prospectus, Prospectus Supplement and this Pricing Supplement do not describe all of the risks and other ramifications of an investment in the Notes. An investment in Notes indexed to the CPI entails significant risks that are not associated with similar investments in conventional floating rate or fixed-rate debt securities. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Interest Rate on the Notes may be less than the Spread and, in Some Cases, Could be Zero.

      Interest payable on the Notes is linked to changes in the level of the CPI during twelve-month measurement periods. If the CPI does not increase during a relevant measurement period, which is likely to occur when there is little or no inflation, holders of the Notes will receive interest payments for that interest period equal to 2.15%, which is the spread. If the CPI decreases during a relevant period, which is likely to occur when there is deflation, holders of the Notes will receive interest payments for that interest period less than the spread. In some cases, holders of the Notes could receive only the minimum interest rate, which is 0.00%.

The Interest Rate on the Notes may be Below the Rate Otherwise Payable on Similar Fixed or Floating Rate Debt Securities Issued by Us.

      The interest rate on the Notes, if equal to the spread or lower, including the minimum interest rate, is below what we would currently expect to pay as of the date of this Pricing Supplement if we issued non-callable senior debt securities with a fixed or floating rate and similar maturity to that of the Notes. Any interest payable in excess of the minimum interest rate on the Notes will be based upon the difference in the level of the CPI determined as of the measurement dates specified in the formula listed above, plus the spread.

Your Interest Rate is Based upon the CPI. The CPI Itself and the way the BLS Calculates the CPI may Change in the Future.

      There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes, and therefore the value of the Notes, may be significantly reduced. If the CPI is substantially altered (as determined in the sole discretion of the Calculation Agent), a substitute index will be employed to calculate the interest payable on the Notes as described above.

The Historical Levels of the CPI are not an Indication of the Future Levels of the CPI.

      The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

      Holders of the Notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

                  Certain US Federal Income Tax Considerations

      Set forth below is a summary of certain US federal income tax considerations relevant to the beneficial owner of Notes that is a US Holder (as defined in the accompanying Prospectus Supplement). This summary does not address investors that may be subject to special tax rules or investors that hold Notes as part of an integrated investment. This summary supplements the discussion contained in the accompanying Prospectus Supplement under the heading "Certain US Federal Income Tax Considerations."

      We intend to treat the Notes as "variable rate debt instruments" for federal income tax purposes. Assuming the Notes are so treated, under the Treasury regulations governing variable rate debt instruments that bear interest that is unconditionally payable at least annually at a single objective rate, payments of interest on the Notes will be taxable to a US Holder as ordinary interest income at the time that such payments are accrued or received, in accordance with the US Holder's method of tax accounting. In the case of a US Holder that uses the accrual method of tax accounting, the amount of interest accrued during an accrual period will be determined by assuming that the Notes bear interest at a fixed interest rate that reflects the yield that is reasonably expected for the Notes, and the interest allocable to the accrual period will be adjusted to reflect the interest actually paid during the accrual period. A US Holder may submit a written request to the address set forth under "Where You Can Find More Information" in the accompanying Prospectus to obtain the "reasonably expected" rate for the Notes. Assuming the Notes are treated as variable rate debt instruments, upon the disposition of a Note by sale, exchange, redemption, or repayment of principal at maturity, a US Holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the disposition (other than amounts attributable to accrued interest) and the US Holder's adjusted tax basis in the Notes. Prospective investors should consult the discussion under the heading "Certain US Federal Income Tax Considerations - Variable Rate Debt Instruments" and "Certain US Federal Income Tax Considerations - Sale, Exchange, Redemption, or Repayment of the Notes" in the accompanying Prospectus Supplement.

      Alternatively, it is possible that the Internal Revenue Service (the "IRS") could assert that the Notes are subject to special rules governing "contingent payment debt instruments" ("CPDIs"). If the IRS were successful in this assertion, US Holders would be required to accrue original issue discount income, subject to adjustments, at the "comparable yield" of the Notes and any gain recognized with respect to the Notes generally would be treated as ordinary income. Prospective investors are urged to consult their tax advisors regarding the tax consequences to them of purchasing the Notes, including the possibility that the Notes could be treated as CPDIs.

      The preceding discussion is only a summary of certain of the tax implications of an investment in Notes. Prospective investors are urged to consult with their own tax advisors prior to investing to determine the tax implications of such investment in light of each such investor's particular circumstances.

                                       ***

The distribution of IncomeNotes will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules.